April 26, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	AmerisourceBergen Corporation
Form 10-K for the Fiscal Year Ended September 30, 2011
Filed November 22, 2011
File No. 001-16671

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 18, 2012 (the “Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (the “2011 Form 10-K”) of AmerisourceBergen Corporation (the “Registrant” or “Company”).

We have reproduced the comments contained in the Comment Letter and have set forth the Registrant’s response below the text of each comment.

Form 10-K for the Year Ended September 30, 2011

Item 1.  Business, page 1

1.              We note your response to comment 1 in our letter dated March 20, 2012 and that “specialty” refers to pharmaceutical products that treat complex diseases, such as cancer, diabetes and multiple sclerosis.  Please confirm that in future filings you will further clarify the definition of specialty as explained in your response letter, including a brief description of how management makes the determination to categorize a particular product or service as specialty.  If you believe a specific industry definition does not exist, consider addressing the degree to which incomparability may exist among you and other market participants.  In this regard, it is unclear, for example, how diseases are classified as “complex” as opposed to non-complex or whether high cost is a determining factor.  Please provide draft disclosure.

Response:

The term “specialty” is a term that we use to refer to our pharmaceutical distribution operations that specialize in the distribution of pharmaceutical products that treat complex diseases, such as cancer, diabetes and multiple sclerosis. Specialty pharmaceutical products are part of complex treatment regimens for serious conditions and diseases that generally require ongoing clinical monitoring.  The Company generally classifies a pharmaceutical product as a specialty drug based on the product’s therapeutic category and method of clinical dispensation to patients (whether administered by injection, infusion or orally).  Both AmerisourceBergen Drug Corporation (“ABDC”) and AmerisourceBergen Specialty Group (“ABSG”) distribute specialty drugs to their customers, with the principal difference between these two operating segments being that ABSG operates distribution facilities that each focus solely on complex treatment regimens.  We believe that the term specialty is used consistently by the industry and the

Company’s competitors.  However, the Company cannot be certain that other distributors of specialty products define the term “specialty” in exactly the same manner as the Company.

In response to the Staff’s request, we confirm that in future filings we will revise the Company’s disclosure regarding the definition of the term “specialty” to read as follows:

Our use of the terms “specialty” and “specialty pharmaceutical products” refers to drugs used to treat complex diseases, such as cancer, diabetes and multiple sclerosis.  Specialty pharmaceutical products are part of complex treatment regimens for serious conditions and diseases that generally require ongoing clinical monitoring.  We believe the terms “specialty” and “specialty pharmaceutical products” are used consistently by industry participants and the Company’s competitors.  However, the Company cannot be certain that other distributors of specialty products define these and other similar terms in exactly the same manner as the Company.

Notes to Consolidated Financial Statements, page 41

Note 14. Business Segment Information, page 63

2.              We note your response to comment two of our letter dated March 20, 2012.  Please expand your analysis to discuss your consideration of the actual historical and projected future differences between the operating income margins and sales trends of ABDC and ABSG, including the three generic oncology drugs you initially excluded, to arrive at your conclusion on the similarity of their economic characteristics.  Alternatively, tell us why you have excluded the impact of certain specialty generic product introductions from ABSG in your analysis of the gross margins and sales trends of ABDC and ABSG and cite the accounting guidance that you are relying upon for the exclusion of this information.  Also provide us with the financial information reviewed by your CODM for the quarter ended December 31, 2011 (reflecting the reduction to three operating segments beginning in fiscal 2012) that was used to make decisions about resource allocations and assess performance.

Response:

We excluded the impact of certain specialty generic product introductions (i.e., Oxaliplatin, Gemcitabine, and Docetaxel) from our margin and sales trend analysis due to the significant and unique nature of these product introductions.  The materiality and timing of these recent oncology-related product introductions have had an unprecedented impact on ABSG’s operating margins.  The margins contributed by these products are not representative of our typical margins and do not reflect ABSG’s historical or long-term financial performance.

In accordance with FASB’s Accounting Standards Codification 280-10-55-7A (Segment Reporting — Implementation Guidance and Illustrations - Aggregation Criteria), operating segments are considered to be similar if they can be expected to have essentially the same future prospects.  Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on current indicators only.  In accordance with this implementation guidance, we excluded the significant and non-recurring nature of the profits generated by the three above-mentioned oncology drug introductions in our evaluation of the economic similarity of ABDC and ABSG.  We believe that our margin and sales trend analysis illustrates that the economic characteristics of ABDC and ABSG are similar (historically, currently, and prospectively) when excluding the margin impact from the three specialty generic product introductions.

Per our conversation with the Staff, the Company is providing, supplementally under separate cover and pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, the confidential financial information requested by the Staff.  As we discussed, the Company is providing this confidential financial information supplementally on the understanding that it shall not be deemed to be filed with the Commission.  Pursuant to Rule 12b-4, the Company hereby requests that upon completion of the Staff’s review, the confidential financial information be returned to the Company.

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In connection with the Commission’s request in the Comment Letter that the Registrant provide a statement containing certain acknowledgements, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 727-7185 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

Tim G. Guttman
Vice President and Controller and
Acting Chief Financial Officer

cc:                                Brian McAllister

John Archfield

Adam Turk

James Lopez